EXHIBIT 99.1

Lumenis names Ophir Yakovian as New Chief Financial Officer

December 5, 2011 – Yokneam, Israel

Lumenis, the world's largest medical laser company and a global developer, manufacturer and seller of laser and light-based devices for aesthetic, ophthalmic, and surgical applications, has named Ophir Yakovian as Chief Financial Officer effective February 1, 2012.  “We are delighted to welcome Ophir Yakovian, a versatile and experienced finance executive to Lumenis”, said Dov Ofer, CEO.  “I am confident that Ophir will blend well into Lumenis’ culture, will further enhance our financial model of combining top-line growth with continuous margin improvement, and will bring significant value to our senior management team.

Ophir Yakovian previously held the position of Vice President of Finance at Verint Systems Inc., a global leader in Actionable Intelligence® Solutions and value-added services. Prior to joining Verint, he served as Corporate Controller at Metalink Ltd.  Mr. Yakovian has a B.A. in Accounting and Economics and M.A. in Business Economics from Bar Ilan University, and is a certified public accountant.

Mr. Yakovian will replace Aviram Steinhart who has left Lumenis in order to join Ceragon Networks Ltd. a leader in the telecommunications industry, as its new CFO. “Aviram’s significant contribution to the design and implementation of Lumenis’ turnaround is recognized throughout the company, and on behalf of our board of directors and management team I wish him well as he pursues the next chapter of his career,” said Dov Ofer, CEO.

About Lumenis
Lumenis, the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, ophthalmic and aesthetic applications, with more than 800 employees worldwide.  Lumenis has 270 registered patents, over 100 FDA clearances, an installed base of over 80,000 systems and a presence in over 100 countries.  Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light, which is the basis of our technologies, used to enhance life. For more information about Lumenis and its products, please visit: www.lumenis.com.

For further information contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis and its affiliated companies.